UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly held company

CNPJ/MF nº 02.429.144/0001-93

NIRE 35.300.186.133

ANNOUNCEMENT TO THE MARKET

TRANSACTIONS BETWEEN RELATED PARTIES

Campinas, September 9, 2019 - CPFL Energia S.A. (“Company” or “CPFL Energia”) in compliance with ANNEX 30-XXXIII of Instruction nr. 480 of the Brazilian Securities and Exchange Commission (“CVM”), as from December 7, 2009, as amended by CVM Instruction nr. 552, as from October 9, 2014, hereby informs its shareholders and the market in general that the following transaction with related parties was approved in a meeting of the Board of Directors of the Company held on August 29th, 2018 and executed on September 3rd, 2019:

1.	Parties	CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and CPFL Energias Renováveis S.A. (“CPFL Renováveis”)
2.	Relation with CPFL Energia	CPFL Brasil is a direct subsidiary of CPFL Energia and CPFL Renováveis is an indirect subsidiary of CPFL Energia, through CPFL Geração de Energia S.A.
3.	Object	Long Term PPA (Power Purchase Agreement).
4.	Main terms and conditions

CPFL Brasil and CPFL Renováveis have entered into a Long Term PPA in which CPFL Brasil purchases energy from four wind farms operated by CPFL Renováveis. The scope of the PPA involves the delivery of renewable energy with 50% (fifty per cent) discount on the wire costs, the so called “Energia Incentivada 50%”, with monthly payments, resulting in a total amount of R$ 704 million during ten (10) years.

5.

Form and to what extent the counterparty in the transaction, its partners or administrators participated in the process of the: a) decision of the issuer about the transaction, describing such participation; and b) negotiating the transaction as representatives of the issuer, describing such participation;

The transaction was approved by the Board of Directors of CPFL Energia and by the Board of Directors of CPFL Renováveis, both held on August 29th, 2018, with the abstention of vote from CPFL Energia’s representatives.

6.	Detailed justification of the reasons why the CPFL management considers that the transaction has observed commutative conditions or provides for adequate compensatory payment:

CPFL Brasil carries out energy purchase and sale operations in order to take advantage of market opportunities. CPFL Renováveis develops energy projects to participate in energy auctions or to sell in the Free Market through public calls to the Market.

a) If the company requested for proposals, performed any submission of prices’ procedure, or tried other form to accomplished third party transactions, explaining, If not, the reasons for not did, If so, the procedures accomplished and its results;

b) the reason that led the company to execute the transaction with a related party and not with a third party;

c) Detailed justification of the measures and procedures taken to ensure the operation commutativity.

The transaction was executed in the context of a Public Request for Proposals performed by CPFL Renováveis with the publication of a public notice with wide disclosure to the market, to sell energy from projects under development. Besides CPFL Renováveis have received other proposals from the market, the proposal from CPFL Brasil was the winner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 8, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.